SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of May 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: May 4, 2006

                              HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ANNOUNCEMENT

2006 FIRST QUARTER RESULTS UNDER IFRS TO BE RELEASED ON MAY 30, 2006

Αthens, May 4, 2006 – Hellenic Telecommunications Organization SA (ASE:

HTO, NYSE: OTE), the Greek full-service telecommunications provider, will release its 2006 first quarter results under IFRS on Tuesday, May 30, 2006.

OTE’s management will host a conference call at 6:00 PM (GREECE) / 5:00 PM

(CONTINENT) / 4:00 PM (UK) / 11:00 AM (EASTERN) following the release, to review the results.

Details regarding conference call dial-in and replay numbers as well as the live audio webcast of the conference call following the results release will follow.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in

South-eastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe,

acquiring stakes in the incumbent telecommunications companies of Romania, Serbia and Armenia, and establishing mobile operations in Albania, Bulgaria and the Former Yugoslav Republic of Macedonia. At

present, companies in which OTE Group has an equity interest employ over 44,000 people in seven countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the

New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts

(ADR’s) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE: Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Daria Kozanoglou – Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: May 4, 2006

By: /s/ Iordanis Aivazis

-----------------------------------------

Name: Iordanis Aivazis

Title: Chief Financial Officer

End of Filing